Mail Stop 3233

                                                            November 30, 2018

Via E-mail
Mr. Lon Jacobs
Global General Counsel
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

       Re:    Las Vegas Sands Corp.
              Form 10-K for the fiscal year ended December 31, 2017 Form 10-Q for the quarterly period ended March 31, 2018 Filed February 23, 2018 and April 27, 2018, respectively File No. 1-32373

Dear Mr. Jacobs:

        We have reviewed your August 24, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.
Unless we note otherwise, our reference to a prior comment is to a comment in our August 17,
2018 letter.


Form 10-Q for the quarterly period ended March 31, 2018

Financial Statements

Note 2   Revenue, pages 10-12

1. We have considered your response and note that you include operating metrics such as win and hold percentage to provide additional details of your financial results from an operating perspective to highlight trends and further explain your financial results. As you have disclosed, win and hold percentages are calculated before discounts,
 Lon Jacobs
Las Vegas Sands Corp.
November 30, 2018
Page 2

       commissions, deferring revenue associated with your loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis. To the extent that amounts related to the loyalty program and provided on a complimentary basis are material to the operating metric calculation, please revise future filings to parenthetically disclose such amounts in totality for each respective operating metric.

      You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3468 with any questions.




                                                            Sincerely,

                                                            /s/ Wilson K. Lee

                                                            Wilson K. Lee
                                                            Senior Staff
Accountant
                                                            Office of Real
Estate & -
                                                              Commodities